

March 15, 2012

Via E-mail
Amir Gal-Or
Co-Chief Executive Officer, Co-President and Co-Chairman
Infinity Cross Border Acquisition Corporation
c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel 67023

> **Re: Infinity Cross Border Acquisition Corporation**
> **Amendment No. 6 to Form S-1 on Form F-1**
> **Filed February 29, 2012**
> **File No. 333-173575**

Dear Mr. Gal-Or:

We have reviewed your responses to the comments in our letter dated February 3, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 1 regarding the application of NASDAQ IM-5101-2 to your offering structure. When available, please provide us with any documentation you receive from NASDAQ in support of your interpretation of IM-5101-2. To the extent your structure does not meet the applicable listing standards, please revise your document accordingly.

2. Please explain how the proposed purchases of public shares by you as described on pages 12 through 14 will not have a manipulative effect on the post-offering marketplace for those securities. Specifically, the plan as proposed seems designed to create significant upward pressure on the market price for your securities in light of the presumed relatively sporadic trading of those securities. This would seem to result in purchasers of those securities in the secondary market paying elevated prices as compared to the natural market for those securities. How will the proposed plan avoid this effect?

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Stuart Neuhauser, Esq.